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                          MAXICARE HEALTH PLANS, INC.



                            28,088,072 COMMON SHARES


                           OFFERED PURSUANT TO RIGHTS


                         DISTRIBUTED TO STOCKHOLDERS OF


                          MAXICARE HEALTH PLANS, INC.



Dear Stockholders:



     This letter is being distributed to all holders of record of the common stock (the "Common Stock") of Maxicare Health Plans, Inc. (the "Company") as the close of business on September 14, 2000 (the "Record Date") in connection with a distribution of rights (the "Rights") to acquire additional shares of Common Stock, at a subscription price of $1.00 per share as described in the Prospectus.



     Each record holder of the Common Stock is entitled to receive one Right for each share of Common Stock held of record as of the close of business on the Record Date, and to purchase one and one-half shares of Common Stock for each whole Right received. No fractional shares will be issued, if a fractional share would be issued upon the exercise of rights as a result of the ratio described above, the number of shares issuable to such holder will be rounded up to the nearest whole share. Each record holder may also be entitled to over-subscription Rights, as set forth in the Prospectus.



     The following documents are enclosed:



        1. A Prospectus for this offering;



        2. Our 1999 Form 10-K Annual Report and our June 30, 2000 Form 10-Q Quarterly Report;



        3. A Subscription Certificate evidencing your Rights, with instructions for exercising your Rights;



        4. Instructions regarding the use of your Subscription Certificate;



        5. A Notice of Guaranteed Delivery for Subscription Certificate issued by the Company; and



        6. A return envelope addressed to American Stock Transfer & Trust Company, the Subscription Agent for this offering.



     Your prompt action is requested. Your Rights will expire at 5:00 p.m., New York City time, on September 29, 2000, unless the subscription period for this rights offering is extended by the Company, in its sole discretion, for up to an additional 30 days (the "Expiration Date").



     To exercise your Rights, a properly completed and executed Subscription Certificate (unless the guaranteed delivery procedures are complied with) indicating the amount of Basic Subscription Rights and, if applicable, the amount of Over-subscription Rights, you wish to exercise, and payment in full for all Basic Rights, and if applicable, Over-subscription Rights, must be delivered to American Stock Transfer & Trust Company as subscription agent for Maxicare Health Plans, Inc., as indicated in the Prospectus, prior to the Expiration Date. If you are eligible to and elect to exercise Over-subscription Rights, you may elect to defer payment until no later than 10 days after the Company's transmittal of a letter of instructions setting forth such pro-rations, if any, as may be necessary to the Over-subscription shares requested. Please carefully read and follow the instructions regarding the use of your Subscription Certificate.

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     Additional copies of the enclosed materials may be obtained from Mackenzie
Partners, Inc., the Information Agent for this rights offering, at 156 Fifth Avenue, New York, NY 10010. You may call Mackenzie Partners, Inc. toll free at; 1 (800) 322-2885.



                                          Very truly yours,



                                          MAXICARE HEALTH PLANS, INC.


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